December 18, 2024

John Schaible
Executive Chairman
AtlasClear Holdings, Inc.
2203 Lois Avenue, Suite 814
Tampa, FL 33607

       Re: AtlasClear Holdings, Inc.
           Preliminary Proxy Statement on Schedule 14A
           Filed November 29, 2024
           File No. 001-41956
Dear John Schaible:

       We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Finance
cc:   Tricia Branker, Esq.